Exhibit 99.1

Vermilion Energy Inc. Provides Update on Impact of Alberta Flood Activity

CALGARY, June 24, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "the Company", "We" or "Our") (TSX, NYSE: VET) wishes to confirm that the recent flooding in Alberta has had no impact on our field operations.  Although our headquarters building in downtown Calgary is inaccessible at present due to evacuation orders from local emergency agencies, computer connections and telecommunications with our field operations remain intact with both our Canadian and overseas operations.  We expect to have no material impact on our second quarter results due to the flooding.

Our first and foremost concern is the safety of our staff and the communities in the affected areas.  While we do have employees and contractors that have been impacted by evacuations of neighborhoods and communities in the greater Calgary area, we believe that all members of our staff are safe from flood danger at this time.  We continue to encourage Vermilion staff to ensure that the well-being of their family and community members is their first priority.  Our thoughts are with all members of the communities that have been impacted by the severe flooding.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:01e 24-JUN-13